

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop: 3561

May 15, 2017

<u>Via E-mail</u>
Julie Eastland
Chief Financial Officer
Cascadian Therapeutics, Inc.
2601 Fourth Ave., Suite 500
Seattle, Washington 98121

> **Re: Cascadian Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 8, 2017**
> **File No. 333-217773**

Dear Ms. Eastland:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Alan Smith, Esq.
       Fenwick & West LLP